File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February,2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Summon to the General Ordinary and Extraordinary Shareholder Meetings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: February 25th., 2002

VITRO, S.A. DE C.V.
SUMMON
GENERAL ORDINARY SHAREHOLDERS MEETING

In compliance with the agreement reached by the Board of Directors of the Company and in accordance with the terms of Clauses Twelfth, Thirteenth, Fourteenth, Fifteenth, Sixteenth, Seventeenth, and other related of the By-Laws of the Company, first notice to the General Ordinary Shareholders Meeting is hereby issued to the Shareholders. The Meeting will be held at the "Gran Salon" of the "Club Industrial, A.C.", located at "Av. Parteaguas # 698, Col. Loma Larga", in "San Pedro Garza Garcia, at 11:00 Am on the 14th day of March of the year two thousand and two.

Such meeting shall have the following:

AGENDA:

I. DISCUSSION, APPROVAL OR MODIFICATION OF THE 2001 ANNUAL REPORT RENDERED BY THE BOARD OF DIRECTORS, INCLUDING THE FINANCIAL STATEMENTS FOR THE YEAR, TAKING INTO ACCOUNT THE EXAMINER'S AND COMEETTEES REPORTS AND IN ITS CASE THE ADOPTION OF MEASURES AS MAY BE DEEMED NECESSARY.

II. ANALISYS AND RESOLUTION OF A PROJECT TO APPLY THE EXISITING AMOUNTS IN THE PROFIT AND LOSS ACCOUNT.

III. ANALISYS AND RESOLUTION OF A PROJECT FOR THE PAYMENT OF A $0.25 PESOS (TWENTY FIVE CENTS CURRENCY OF MEXICO) DIVIDEND PER SHARE.

IV. ELECTION OF DIRECTORS AND EXAMINERS FOR THE YEAR 2002 INCLUDING THE FEES FOR THEIR SERVICES.

V. ANALISYS AND RESOLUTION OF A PROJECT TO DIVEST THE SHARES IN CERTAIN SUBSIDIARY.

VI. DESIGNATION OF SPECIAL COMMISSIONERS TO APPEAR BEFORE A PUBLIC NOTARY TO PROTOCOLIZE THE VOTED RESOLUTIONS, REGISTER THE SAME BEFORE THE REGISTRY OF COMMERCE AND TO CARRY OUT THE NECESSARY PROCEDURES FOR THE DULY FORMALIZATION OF THE SAME.

The shareholders are hereby reminded that in accordance with the provision of article 129 of the General Law of Business Organizations (Ley General de Sociedades Mercantiles) and article 78 of the "Stock Market Law of México" (Ley del Mercado de Valores), in order to attend to and participate in the Shareholders Meeting, the Shareholders must be duly registered in the Company's Shareholders Registry Books. Likewise, and in accordance with the provisions of Article 27th of the Fiscal Federal Code (Código Fiscal de la Federación) the Shareholders are hereby reminded that in order to register in such Book the Shareholders must present their Mexican Tax ID Number. To have access to this Meeting, the Shareholders or their legal representatives must obtain from the office of the secretary of the board directors of the Company, with at least 48 hours prior to the date of the Meeting, evidence of their registration as Shareholders and the amount of represented shares.

All documentation pertaining to each of the items in the Agenda including the forms for any party or stockholder broker interested in representing a shareholder at the Stockholders Meeting will be available at the social domicile of the Company.

The office of the Secretary of the Company is located at Ave. Ricardo Margain Zozaya 440, Col. Valle del Campestre in San Pedro Garza Garcia, N.L., México.

San Pedro Garza Garcia, N.L. this 25th day of February of the year 2002.

BOARD OF DIRECTORS

LIC. RAUL RANGEL HINOJOSA
Secretary

VITRO, S.A. DE C.V.
NOTICE
GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

In compliance with the agreement reached by the Board of Directors of the Company and in accordance with the terms of Clauses Twelfth, Thirteenth, Fourteenth, Fifteenth, Sixteenth, Seventeenth, and other related of the By-Laws of the Company, first notice to the General Extraordinary Shareholders Meeting is hereby issued to the Shareholders. The Meeting will be held at the "Gran Salon" of the "Club Industrial, A.C.", located at "Av. Parteaguas # 698, Col. Loma Larga", in "San Pedro Garza Garcia, at 11:45 Am on the 14th day of March of the year two thousand and two.

Such Meeting should be carried out pursuant to the following:

AGENDA:

I. ANALYSIS AND RESOLUTION OF THE PROJECT, TO MODIFY ARTICLES SEVENTH, EIGHT, NINE, THIRTEENTH, FOURTHEENTH, TWENTY SECOND, TWENTY FORTH AND TWENTY NINETH OF THE COMPANY'S BY-LAWS IN ORDER TO ADJUST THEM TO THE MEXICAN STOCK MARKET LAW AND RELATED RULES AND REGULATIONS.

II. APPOINTMENT OF SPECIAL DELEGATES IN ORDER TO FORMALIZE AND TO APPEAR BEFORE NOTARY PUBLIC, TO PROTOCOLIZE THE VOTED RESOLUTIONS, REGISTER THE SAME BEFORE THE PUBLIC REGISTRY OF COMMERCE AND TO CARRY OUT THE NECESSARY PROCEDURES FOR THE DULY FORMALIZATION OF THE SAME.

The shareholders are hereby reminded that in accordance with the provision of article 129 of the General Law of Business Organizations (Ley General de Sociedades Mercantiles) and article 78 of the "Stock Market Law of México" (Ley del Mercado de Valores), in order to attend to and participate in the Shareholders Meeting, the Shareholders must be duly registered in the Company's Shareholders Registry Books. Likewise, and in accordance with the provisions of Article 27th of the Fiscal Federal Code (Código Fiscal de la Federación) the Shareholders are hereby reminded that in order to register in such Book the Shareholders must present their Mexican Tax ID Number. To have access to this Meeting, the Shareholders or their legal representatives must obtain from the office of the secretary of the board directors of the Company, with at least 48 hours prior to the date of the Meeting, evidence of their registration as Shareholders and the amount of represented shares, which will be requested at the registration.

All documentation pertaining to each of the items in the Agenda including the forms for any party or stockholder broker interested in representing a shareholder at the Stockholders Meeting will be available at the social domicile of the Company.

The office of the Secretary of the Company is located at Ave. Ricardo Margain Zozaya 440, Col. Valle del Campestre in San Pedro Garza Garcia, N.L., México.

San Pedro Garza Garcia, N.L. this 25th day of February of the year 2002.

BOARD OF DIRECTORS

LIC. RAUL RANGEL HINOJOSA
Secretary

Vitro, S.A. de C.V., through its subsidiary companies, is a major participant in four distinct businesses: flat glass, glass containers, glassware and household products. Vitro's subsidiaries serve multiple product markets, including construction and automotive glass, wine, liquor, cosmetics, pharmaceutical, food and beverage glass containers, fiberglass, plastic and aluminum containers, glassware for commercial, industrial and consumer uses, and household appliances. Founded in 1909, Monterrey, Mexico-based Vitro has joint ventures with 10 major world-class manufacturers that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries do business throughout the Americas, with facilities and distribution centers in seven countries, and export products to more than 70 countries. Vitro's website can be found at: http://www.vto.com

For further information, please contact:

(Media) Albert Chico Smith Vitro S.A. de C.V. 011 (52) 8863-1335 achico@vto.com	(Investor Relations) Beatriz Martinez Vitro S.A. de C.V. 011 (52) 8863-1258 bemartinez@vto.com	(U.S. agency) Lucia Biondolillo / Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com sborinelli@breakstoneruth.com